

July 26, 2013

Via E-mail
Randall F. Pearson
President
Sundance Strategies, Inc.
4626 North 300 West, Suite No. 365
Provo, UT 84604

> **Re: Sundance Strategies, Inc.**
> **Amendment No. 2 to Form 8-K**
> **Filed July 12, 2013**
> **File No. 000-50547**

Dear Mr. Pearson:

We have reviewed your response to our letter dated June 10, 2013 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business, page 7

1. Please include a chart or graphic in the forefront of this discussion that will more clearly show the structure of your operations and your relationship with each of the parties involved in your business or product, such as the MPIC provider, the servicer, the structuring consultant, the senior lender, the Lux Sarls, the policy owners, the insurance companies and the insureds.

2. We note your response to our prior comment 5. Please reconcile the disclosure that you have adequate cash resources for the next 12 months with your disclosure that you had approximately $228,000 in cash on hand and your monthly expenses are between $75,000 and $100,000.

3. While we note your response to our prior comment 23, please disclose the name of NorthStar Life Services, LLC, as the servicer on page 7 or advise why you believe the ongoing services they provide are not a material part of your business.

4. Please disclose that Europa Settlement Advisors, Ltd. is your structuring consultant rather than indicating that that it is referenced below, particularly given that the term "structuring consultant" is not subsequently used in the Form 8-K. We note the Europa Settlement Advisors, Ltd. Structuring and Consulting Agreement filed as Exhibit 10.6 with your Form 8-K.

5. We note your response to our prior comment 8. The statement that you exercise care through your own diligence and that of third parties appears inconsistent with your disclosure that you did not have your own in-house general counsel review your current initial policies. Please revise for consistency.

6. We note your response to our prior comment 10. In addition to providing a cross-reference to the summary of the MPIC, please also provide disclosure here that is consistent with the language contained in your response to our prior comment 10.

7. We note your response to our prior comment 13 and disagree with your response. Please disclose here the name of the European financial institution that serves as the Senior Lender. We note that you have one senior loan facility and your response indicates that you currently have a relationship with one lender. The disclosure on page 16 states that the Senior Lender has confirmed to you that it is committed to the issuance of Senior Loans, and that it will have the capacity to meet your demands for financing related to NIBs. This information appears material to an understanding of your business and operations as you rely on this one lender for the loans related to the NIBs. Please note that material information is information that is not usually appropriate for confidential treatment.

8. We note your response to our prior comment 15 and reissue in part. Please provide support for the statement that the "issuance of such insurance-linked instruments could provide such liquidity." Similarly, provide support for or remove the statement on page 16 that you are in preliminary discussions with alternate lending sources.

Current NIBs Contracts, page 13

9. Related to each reference to the face amount of the NIBs, please balance the disclosure throughout the report to clarify that you will not in fact receive in net proceeds the same face amounts of the NIBs.

10. We note your response to our prior comment 18 and reissue in part. Similar to the updated disclosure on page 59, please quantify here how much you expect the net insurance benefit will be reduced by other costs and expenses incurred by you or the policy holders over the next five years. Also, quantify the estimated increase in the net benefit as premium payments are made for those policies that contain a return of premium provision.

Competitive Business Condition, page 15

11. We note your response to our prior comment 21 and find your response unpersuasive as we believe that your relationship with the Senior Lender appears material to you. Please revise to reinstate the disclosure about the Senior Lender being a member of the Federal Association of German Banks, and that it has been granted a license in accordance with the German Banking Act, and is registered and supervised by the German Federal Financial Supervisory Authority. As the Loan and Financing Agreement appears material to you, we believe that the description of the Senior Lender is material.

Sources and Availability of Policies and NIBs, page 16

12. Please disclose the full name of your consultant, Europa Settlement Advisors, Ltd., when it is first referenced, as such disclosure was originally on page 9 but was removed with the most recent amendment.

Existing and Probable Government Regulation to Our Current and Intended Business, page 17

13. We note your response to our prior comment 26 and reissue in part. Please describe in greater detail here the due diligence you will undertake to ensure that all life settlement policies will have been initially purchased in compliance with applicable laws, including to what extent you will rely on third parties for specific aspects of such due diligence.

Financial Statements, page 49

Notes to Financial Statements, page 55

(5) Investment in Net Insurance Benefits, page 56

14. We note your response to prior comment 30 and do not believe the revised disclosures were fully responsive to our request. As originally requested, please clearly disclose the actual amounts you expect to realize upon the death of the insured. Your revised disclosure should explain the face amount, the net insurance benefit that you will receive after all premiums and expenses are deducted by the policy holder, and further explain the financing amounts that must be repaid once the proceeds are received. Your revised disclosure should be similar to that included in the last paragraph on page 34.

Exhibits

15. We note your response to our prior comment 31. Please file the Loan and Security Agreements without redactions or tell us why you believe these are not material contracts. Please note that according to Item 601(b)(10), material contracts include a contract in which the registrant or such subsidiary has a beneficial interest. We also note your disclosure on page 9 that "[m]any terms included in the Senior Loan agreement have not been included below in whole or in part and are material."

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel, Accounting Branch Chief at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel